SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   RYANAIR ANNOUNCES FIRST ROUTES FROM MALTA,

                          ITS 24th COUNTRY OF OPERATION

Ryanair, Europe's leading low fares airline, today (Thursday, 7th September
2006), announced the commencement of three new routes to Malta International Airport from London Luton, Pisa and Dublin. These routes are a direct response to the Maltese Government's initiative to attract low fare airlines to the island. The Government has accepted in full Ryanair's proposals and the airline is now confirming the commencement dates and frequency of these services.

Ryanair, on a year round basis, will fly a daily service from London Luton starting on the 31st October 2006, a three times weekly service from Pisa starting on the 31st October 2006 and a three times weekly service from Dublin, which commences on the 9th February 2007.

Commenting on the announcement of the new routes, Ryanair's Deputy Chief Executive, Michael Cawley said:

        "Ryanair is delighted to announce these new routes to Malta, which we hope will be the commencement of a long and growing relationship with the island. The Government has shown courage and initiative in inviting proposals from low cost airlines and we are delighted to have succeeded with our plans for these three new routes. We believe this will reverse the decline in Maltese tourism. As an island economy with over 20% of its GNP dependant on tourism, low cost access is crucial and the Maltese Government has taken the first tentative steps towards a major breakthrough in this regard.

        "Ryanair will carry over 200,000 passengers in the first year on these three routes with over 110,000 passengers expected on the London Luton routes, 47,000 each from Pisa and Dublin. We expect to carry over 85,000 tourists into the country bringing total revenue of in excess of EUR36m in related spend, resulting in the creation of 300 new jobs directly and indirectly at Malta International Airport. These passengers will save over EUR20m as against the average fares charged by high fare airlines to and from the island.

        "Our fares will undercut those of the existing high fare operators by up to 90% (net of taxes and charges) and we will immediately include all these routes in our existing free seat sale in, which over 4 million seats are made available for flying from October to March at zero fares with the passengers having to pay just the taxes and charges".

ROUTE                   TIME OF FLIGHT                START DATE
London Luton               2125                   31st October 2006
Pisa                       2105                   31st October 2006
Dublin                     1225                   8th February 2007

                        TAX INCLUSIVE FARES

ROUTE                      RYANAIR                HIGH FARE AIRLINE *
London Luton                 30                         68
Pisa                         30                        215
Dublin                       30                        112

* High fare airlines - London: BA - Gatwick, Pisa: Alitalia (via Rome), Dublin:
  Air Malta

Ends.                              Thursday, 7th September 2006

For further information:

Peter Sherrard - Ryanair           Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228              Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director